UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

August 4, 2026

Commission File Number 001-14978

SMITH & NEPHEW plc

(Registrant’s name)

Building 5, Croxley Park, Hatters Lane,

Watford, England, WD18 8YE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F          Form 40-F __

Smith & Nephew plc

INDEX TO EXHIBITS

Item 1. Press release entitled “Smith+Nephew Second Quarter and First Half 2026 Results”, dated August 4, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Smith & Nephew plc
(Registrant)

Date: August 4, 2026	By:	/s/ Helen Barraclough
Helen Barraclough
Company Secretary

Smith+Nephew Second Quarter and First Half 2026 Results

Strong H1 profit growth, on-track to meet trading profit, free cash flow and ROIC guidance despite softer revenue growth

4 August 2026

	27 June	28 June	Reported	Underlying
	2026	2025	growth	growth
	$m	$m	%	%
Second Quarter Results
Revenue	1,597	1,553	2.8	1.6

Half Year Results
Revenue	3,097	2,961	4.6	2.3
Operating profit	448	429	4.3
Operating profit margin (%)	14.5	14.5
EPS (cents)	35.6	33.5	6.2
Cash generated from operations	605	568	6.9

Trading profit	566	523	8.1
Trading profit margin (%)	18.3	17.7
EPSA (cents)	47.7	42.9	11.0
Free cash flow	231	244	(5.2)

(Financial Performance – H1 and Q2 2026 results unless otherwise stated, growth % and commentary are given on an underlying basis as defined on page 9 and are for the half and quarter ended 27 June 2026. In Q2 2026, the currency tailwind on reported growth versus underlying growth primarily reflected strength of the Euro and Australian dollar.)

Q2 Highlights

●	Q2 revenue was $1,597 million, with underlying revenue growth of 1.6%, and reported revenue growth of 2.8% including a 120bps FX tailwind
●	Q2 performance driven by continued strength in Sports Medicine offset by softness in US Orthopaedics and Advanced Wound Bioactives
●	Multiple product platforms delivering double-digit or higher growth including CATALYSTEM◊, AETOS◊, Q-FIX◊, REGENETEN◊, CARTIHEAL◊ AGILI-C◊, FASTSEAL◊ and LEAF◊
●	High cadence of new product launches, expansions and approvals including TESSA◊ Spatial Surgery System

H1 Highlights

●	H1 revenue was $3,097 million, with underlying revenue growth of 2.3%. Reported growth of 4.6% was after 230bps FX tailwind. Growth reflected one fewer trading day versus the prior year, with underlying revenue growth of 3.1% on an average daily sales (ADS) basis
●	Strong trading profit growth driven by a step-up in forecast efficiency savings, while tariff refunds fully offset the forecast tariff headwind. Trading profit was $566 million, up 8.1% on a reported basis including 90bps dilution from the acquisition of Integrity Orthopaedics. Trading profit margin up 60bps to 18.3%. Operating profit increased 4.3% on a reported basis to $448 million
●	Adjusted earnings per share (‘EPSA’) up 11.0% to 47.7¢ and basic earnings per share (‘EPS’) up 6.2% to 35.6¢
●	Continued strong cash generation. H1 free cash flow $13 million lower than H1 2025 includes a $51 million increase in capex relating largely to the construction of our new UK Wound factory and IT upgrades. This does not repeat in H2 when cash generation is expected to be stronger versus H2 2025
●	Building on our strong cash generation and balance sheet, a $500 million share buyback was announced in May, with $216 million settled as at 3 August. Adjusted net debt/EBITDA leverage ratio at H1 2026 was 1.8x
●	Interim dividend increased by 4.0% to 15.6¢ per share

Anticipated growth in full year revenue reduced from around 6% to around 4%; trading profit, free cash flow and adjusted ROIC guidance unchanged

●	We expect second half revenue growth to be in the range of 5.0% to 5.5%, a step up on the first half, driven by multiple factors, including:
o	In Sports Medicine, continued momentum across segments including strong growth in REGENETEN and FASTSEAL
o	In Advanced Wound Management, stabilisation in US skin substitutes, a return to growth in SANTYL◊, expansion of the European launch of ALLEVYN◊ COMPLETE CARE, the launch of next-generation LEAF, and investment behind PICO◊
o	In Orthopaedics, improving trajectory in US Knee Implants driven by LEGION◊ MS and the launch of the cementless version of LANDMARK◊, as well as a return to growth in US Hip Implants following increased CATALYSTEM set deployment
o	An extra trading day in the fourth quarter
●	Despite the revised full year revenue guidance, we continue to expect around 8% trading profit growth excluding acquisitions (around $1.3 billion post-acquisition of Integrity Orthopaedics), around $800 million free cash flow, and more than 10% adjusted ROIC (excluding impact of Integrity Orthopaedics)
o	We now anticipate the year-on-year impact of tariffs will be broadly neutral to trading profit net of refunds
o	The headwind from skin substitutes is expected to be towards the upper end of the previously guided $20 to $40 million range
o	We expect to be able to offset the impact on trading profit of lower revenue growth through an additional $50 million in efficiency savings identified for 2026, taking total savings to around $200 million for the year

Deepak Nath, Chief Executive Officer, said:

“The Group navigated some challenges in the second-quarter. Sports Medicine continued to perform strongly, but Orthopaedics was impacted by temporary headwinds in US Hip Implants and ongoing challenges in US Knee Implants ahead of new product introductions. We also saw softer-than-expected performance from SANTYL within Bioactives, although we expect the product to return to growth in the third quarter.

“The changes implemented through our 12-Point Plan have made the Group more resilient and better able to respond to such challenges. As a result, despite slower-than-expected revenue growth, we delivered a strong first-half profit performance primarily driven by a step-up in forecast efficiency savings.

“Importantly, that improved resilience gives us confidence in our ability to deliver our full-year guidance for trading profit, free cash flow and return on invested capital. The updated revenue guidance reflects both the soft first half and our expectation for a step-up in the second half. Orthopaedics is not where we want it to be, but we expect growth to accelerate as we fill portfolio gaps, starting later this year and continuing into 2027. We have already made progress on Orthopaedics trading profit margin ahead of these launches. We remain focused on capital allocation and opportunities to enhance shareholder returns.”

Second quarter 2026 trading update

Our second quarter revenue was $1,597 million (Q2 2025: $1,553 million), reflecting underlying revenue growth of 1.6%, which was lower than we anticipated. Reported revenue growth was 2.8%, including 120bps tailwind from foreign exchange. The second quarter of 2026 comprised 63 trading days, in line with the same period of 2025.

Sports Medicine & ENT

	27 June	28 June	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
business unit by product	$m	$m	%	%	%	%
Sports Medicine & ENT	527	479	10.0	8.6	-	1.4
Sports Medicine Joint Repair	293	262	11.8	10.6	-	1.2
Arthroscopic Enabling Technologies	178	161	10.6	8.8	-	1.8
ENT (Ear, Nose and Throat)	56	56	(0.3)	(1.6)	-	1.3

Our Sports Medicine business unit continued to deliver robust revenue growth, building on the continued momentum in the franchise, driven by our differentiated portfolio, including new product launches and recent acquisitions.

Sports Medicine Joint Repair growth was led by shoulder repair, including double-digit growth from our REGENETEN Bioinductive Implant and the Q-FIX KNOTLESS All-Suture Anchor. The CARTIHEAL AGILI-C Cartilage Repair Implant, acquired in 2024, delivered strong growth as we continue to expand availability, including completing first cases in Europe and Australia. The integration of Integrity Orthopaedics, and its Tendon Seam◊ technology for rotator cuff repair, acquired at the start of the year, is progressing well.

Arthroscopic Enabling Technologies performance was driven by double-digit growth both from our WEREWOLF◊ FASTSEAL 6.0 Hemostasis Wand and our service business. We again saw strong demand in China where the Volume-Based Procurement (VBP) process has been delayed and which we now expect to be implemented in the second half of 2026.

ENT underlying revenue decline was as expected and reflected continued actions in China to reduce channel inventory ahead of the expected VBP process in this segment. This offset the good performance across all other regions, including double-digit growth in Other Established Markets and Emerging Markets and from the ARIS◊ COBLATION◊ Turbinate Reduction Wand and HALO◊ Wand for tonsillectomy and adenoidectomy.

Advanced Wound Management

	27 June	28 June	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
business unit by product	$m	$m	%	%	%	%
Advanced Wound Management	456	459	(0.7)	(2.1)	-	1.4
Advanced Wound Care	204	192	6.1	3.7	-	2.4
Advanced Wound Bioactives	144	165	(12.5)	(12.7)	-	0.2
Advanced Wound Devices	108	102	5.5	3.8	-	1.7

Advanced Wound Management performance reflected continued headwinds in Advanced Wound Bioactives and strong comparative periods in both Advanced Wound Bioactives and Advanced Wound Devices.

Advanced Wound Care growth was driven by our foam portfolio led by the recently launched ALLEVYN COMPLETE CARE. The US launch is going well and during the quarter we initiated the European launch, with good early traction in Germany. We also delivered double-digit growth from ALLEVYN AG, our absorbent antimicrobial foam dressing.

Advanced Wound Bioactives revenue decline was driven by the changes to reimbursement rules for skin substitutes which took effect at the start of 2026 as well as by a soft quarter for SANTYL following a strong Q1. In skin substitutes, while there was a sequential improvement from the first quarter, the impact of the reimbursement reset continued to drive a decline in both volumes and pricing in non-surgical settings, particularly in mobile where we have limited exposure. Despite these near-term dynamics, we continue to believe in the long-term fundamentals of the skin substitute segment beyond this transition year, and remain well-positioned as market conditions normalise.

Advanced Wound Devices performance included double-digit growth from the LEAF Patient Monitoring System, a key component of our pressure injury prevention strategy. Our PICO single-use Negative Pressure Wound Therapy (NPWT) and RENASYS◊ traditional NPWT both performed strongly in Emerging Markets, as we continue to expand geographically. PICO sales in Other Established Markets were impacted by doctor strikes in Spain in the surgical sector and the timing of tenders. In the US, sales of RENASYS continue to be soft in the acute care channel, while performance in the post-acute channel remained strong.

Orthopaedics

	27 June	28 June	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
business unit by product	$m	$m	%	%	%	%
Orthopaedics	614	615	(0.2)	(1.0)	-	0.8
Knee Implants	247	257	(3.8)	(4.3)	-	0.5
Hip Implants	165	162	1.4	0.5	-	0.9
Other Reconstruction	36	35	2.0	0.8	-	1.2
Trauma & Extremities	166	161	3.5	2.4	-	1.1

Our Orthopaedics business unit revenue declined by -1.0% on an underlying basis (reported decline -0.2%) in the second quarter, reflecting a number of factors in the US including the ongoing issues in Knee Implants ahead of new product launches and temporary headwinds in Hips Implants. Additionally, US Hip Implants, Knee Implants outside the US and Other Reconstruction all faced strong comparative periods.

US Knee Implants revenue declined -7.2% on both an underlying and reported basis, a modest improvement on Q1, as expected. As with recent quarters, performance reflected the continuing and deliberate portfolio and capital discipline, combined with an ongoing market shift towards cementless, which continues to influence performance in the near term. The sequential improvement was driven by strong uptake of LEGION MS and continued double-digit growth from LEGION CONCELOC, our cementless offering. LEGION MS now represents almost 20% of our LEGION mix and is enhancing the competitiveness of our installed base. Looking ahead, we continue to expect improvement through the year, driven by increased LEGION MS set deployments in the second half. This will remain the main contributor to momentum ahead of launch of our new kinematic LANDMARK Knee System, with the cementless version expected in the third quarter of 2026.

Following four consecutive quarters of above market growth, US Hip Implants revenue declined -1.5% on both an underlying and reported basis. The CATALYSTEM Primary Hip System is still growing strongly, although Q2 was impacted by some delay in set deployments and an increasing proportion of retentions versus competitive conversions. We expect the segment to return to growth for the remainder of the year driven by increased CATALYSTEM set deployment, and as CATALYSTEM moves into its third-year post-launch, we anticipate it continuing to drive a healthy growth rate in US Hip Implants, albeit at a more moderate level than during the early launch phase.

Outside the US, Knee Implants declined -1.4% (reported decline -0.3%) reflecting the impact of a large tender order in the Middle East in the prior year which did not repeat. Hip Implants delivered underlying revenue growth of 3.0% (reported growth 5.2%) outside the US, led by the POLAR3◊ Total Hip System, as well as strong performance in Japan where we have recently launched CATALYSTEM.

Other Reconstruction underlying revenue growth reflected the comparator period as well as contract mix. We delivered double digit growth in CORI◊ Surgical System installations globally.

Trauma & Extremities performance was driven by the EVOS◊ Plating System and IM Nails as well as strong double-digit growth from the recently launched AETOS Shoulder System.

Performance by region

	27 June	28 June	Reported	Underlying	Acquisitions	Currency
Consolidated revenue by	2026	2025	growth	growth	/disposals	impact
geography	$m	$m	%	%	%	%
US	816	827	(1.2)	(1.3)	-	0.1
Other Established Markets(i)	489	470	4.0	1.7	-	2.3
Total Established Markets	1,305	1,297	0.6	(0.2)	-	0.8
Emerging Markets	292	256	13.7	10.6	-	3.1
Total	1,597	1,553	2.8	1.6	-	1.2
(i)	Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

The US revenue decline reflected performance in Orthopaedics and Advanced Wound Bioactives. Other Established Markets performance was led by growth from Canada and Australia & New Zealand, continuing the good momentum seen in the first quarter. Emerging Markets performance included double-digit growth from China. We continue to expect China to be broadly neutral to growth for the full year.

First Half 2026 Consolidated Analysis

Smith+Nephew results for the first half ended 27 June 2026:

			Reported
	27 June 2026	28 June 2025	growth
	$m	$m	%
Revenue	3,097	2,961	4.6
Operating profit	448	429	4.3
Acquisition and disposal related items	21	9
Restructuring and rationalisation costs	23	8
Amortisation and impairment of acquisition intangibles	87	83
Legal and other	(13)	(6)
Trading profit(i)	566	523	8.1
	¢	¢
Earnings per share ('EPS')	35.6	33.5
Acquisition and disposal related items	3.6	1.8
Restructuring and rationalisation costs	2.1	0.6
Amortisation and impairment of acquisition intangibles	8.1	7.3
Legal and other	(1.7)	(0.3)
Adjusted Earnings per share ('EPSA')(i)	47.7	42.9	11.0
(i)	See Other Information on pages 30 to 36

In the first half we delivered underlying revenue growth of 2.3%, and reported revenue growth of 4.6% including a 230bps tailwind from foreign exchange. There were 124 trading days, one day less than the equivalent period in 2025, with underlying revenue growth of 3.1% on an ADS basis.

Gross profit was $2,196 million (H1 2025: $2,091 million), a 5.0% increase on a reported basis, and the gross profit margin increased 30bps to 70.9% (H1 2025: 70.6%). Trading gross profit was $2,203 million (H1 2025: $2,087 million), a 5.5% increase on a reported basis, and the gross profit margin increased 60bps to 71.1% (H1 2025: 70.5%) as we more than offset raw materials inflation with price increases and efficiency measures in manufacturing and procurement. Operating profit increased 4.3% on a reported basis to $448 million (H1 2025: $429 million).

The changes implemented through our 12-Point Plan have made the Group more resilient and, despite the softer than expected revenue growth, we delivered good trading profit in the first first-half, up 8.1% on a reported basis to $566 million (H1 2025: $523 million) including 90bps dilution from the acquisition of Integrity Orthopaedics. The strong growth was driven by a step-up in forecast efficiency savings. While we had previously forecast a tariff headwind in the first half, the net impact of refunds received means the net impact of tariffs was broadly neutral to profit growth.

We continue to make strong progress driving efficiency savings, with $130 million realised in the first half. Of these, $50 million came from 12-Point Plan and zero-based budgeting (ZBB) activities, and $80 million from additional opportunities across procurement, manufacturing, sales and marketing, and business support functions. We have now achieved $330 million of cumulative 12-Point Plan and ZBB savings against the targets set out in August 2024 of $325 million to $375 million by 2027, with further savings to come through in the second half of 2026 and 2027. We expect to achieve a further $70 million of savings in the second half from both 12-Point Plan and ZBB and other opportunities, taking total efficiency savings for the year up from around $150 million to around $200 million. This includes an additional $50 million in savings primarily coming from manufacturing, including from our ongoing footprint optimisation, as well as procurement and sales and marketing.

As a result of these factors, the trading profit margin strengthened by 60bps to 18.3% (H1 2025: 17.7%). A reconciliation of adjustments between operating profit and trading profit is included in Other Information on pages 30 to 36.

Sports Medicine & ENT trading profit margin increased 160bps to 24.7% (H1 2025: 23.1%) driven by operating leverage off the strong revenue growth. Advanced Wound Management trading profit margin was down 10bps to 22.0% (H1 2025: 22.1%) reflecting changes to reimbursement in skin substitutes. Orthopaedics trading profit margin was up 30bps to 13.0% (H1 2025: 12.7%) as we were able to more than offset the headwind from inventory revaluation and softer revenue growth with manufacturing savings from network optimisation, ongoing productivity initiatives and disciplined cost control (see Note 2 to the Interim Financial Statements for global business unit trading profit).

Reported profit before tax was up 5.0% to $380 million (2025: $362 million) (see Other Information on pages 30 to 36).

Reported tax was a charge of $77 million (H1 2025: $69 million). The first half tax rate on trading results of 20.3% (H1 2025: 19.8%) was calculated using full year projections, applied to trading profits for the first half and includes non-recurring tax credits arising in this period. The applicable rate of corporate income tax has been applied to the actual non-trading items in the period on an item-by-item basis (see Note 3 to the Interim Financial Statements and Other Information on pages 30 to 36 for further details on taxation). The net interest charge within reported results was $55 million (H1 2025: $54 million).

Adjusted earnings per share (‘EPSA’) increased by 11.0% to 47.7¢ (95.4¢ per ADS) (H1 2025: 42.9¢ per share). Basic earnings per share (‘EPS’) was up 6.2% to 35.6¢ (71.2¢ per ADS) (H1 2025: 33.5¢ per share), including restructuring costs, acquisition and disposal related items, amortisation and impairment of acquisition intangibles and legal and other items incurred.

The Group continued to generate strong cash flow. The modest reduction in first-half trading cash flow was driven by higher capital expenditure, primarily related to construction of our new UK Wound factory, which is due to open next year, and IT upgrades. This year-on-year increase in investment is not expected to recur in the second half, and we expect H2 cash generation to be stronger than in H2 2025. The free cash flow reflected these factors partially offset by reduced restructuring costs and, for the same reasons, we expect this to also be stronger in the second half versus H2 2025. Cash generated from operations was up 6.9% to $605 million (H1 2025: $568 million), trading cash flow was down -10.2% to $437 million (H1 2025: $487 million), with trading profit to cash conversion ratio of 77.3% (H1 2025: 93.0%), and free cash flow was $231 million (H1 2025: $244 million) (see Other Information on pages 30 to 36 for a reconciliation between cash generated from operations and trading cash flow).

Net debt as of 27 June 2026 was $3,019 million (31 December 2025: $2,759 million), with access to committed facilities of $4.7 billion (see Note 6 to the Financial Statements). The net debt to adjusted EBITDA ratio was 1.8x.

Delivering our RISE strategy

We are two quarters into the RISE strategy to accelerate growth and improve returns over the next three years, with progress across all four pillars.

To REACH more patients, we are focused on driving adoption of our portfolio by expanding into additional indications and geographies. Highlights year to date include the first knee and shoulder cases performed using the next-generation CORI XT Handheld Robotics Platform, marking an important milestone in the clinical introduction of our latest handheld robotics technology. We also expanded CATALYSTEM into Japan and initiated the European launches of our ALLEVYN COMPLETE CARE Foam Dressing, which offers a unique five-layer construction with distinct mode of action capabilities targeted towards both wound management and pressure ulcer prevention, and of the RENASYS EDGE Negative Pressure Wound Therapy System.

To INNOVATE and enhance the standard of care, we take a patient-led approach to innovation, prioritising areas with the potential to improve outcomes.

We have been granted De Novo classification by the US Food & Drug Administration (FDA) for our TESSA Spatial Surgery System. Utilising cutting-edge accelerated computing and AI technology, the TESSA (Tracking Enabled Spatial Surgery Assistant) System brings personalised planning, augmented reality, advanced imaging, navigation, and real-time tracking to help transform arthroscopic procedures. TESSA’s first indication for use is femoral anterior cruciate ligament reconstruction surgery of the knee.

New product launches year to date include the FLOW FLEXTEND◊ COBLATION◊ Wand which brings new functionality for hard-to-reach hip, knee and shoulder anatomies, an extension to the EVOS Plating System with EVOS Pelvic, the LYNX◊ COBLATION Laryngeal Wand in ENT, and the next generation LEAF Patient Monitoring System, a data-driven pressure injury prevention platform designed to help health care providers tackle the growing burden of hospital-acquired pressure injuries by strengthening protocols and outcomes. We also continued to build out the evidence base supporting our biologics portfolio, announcing new clinical data supporting adoption of our REGENETEN and CARTIHEAL AGILI-C implants.

To SCALE through strategic investment, we continue to allocate capital to targeted categories and channels. This includes the acquisition of Integrity Orthopaedics, announced in January. Tendon Seam’s biomechanical approach to rotator cuff repair further expands our leading portfolio in shoulder pathology. The Group also continues to invest behind its PICO single-use Negative Pressure Wound Therapy system, expanding the salesforce. Our new Advanced Wound Management manufacturing facility in Melton, UK, is on track to open in 2027.

To EXECUTE efficiently, we are driving group-wide productivity by being disciplined around cost control as well as executing our Ortho 360 programme within Orthopaedics. Our Advanced Wound Management manufacturing site in Suzhou, China, has been awarded the Shingo Prize, one of the world’s most respected recognitions for organisational excellence reflecting more than a decade of sustained improvement at the site.

Interim Dividend

Smith+Nephew has a progressive dividend policy and we expect our shareholders to benefit from an annual payout of around 35% to 40% of EPSA.

The interim payment is set at 40% of the prior full year and is therefore 15.6¢ per share (31.2¢ per ADS) for 2026, a 4.0% increase year-on-year (2025: 15.0¢).

Share buy-back on track

On 6 May 2026, Smith+Nephew announced a share buyback of $500 million to be completed within twelve months. The buyback demonstrates our commitment to disciplined capital allocation, balancing investment in strategic growth with the return of surplus capital to shareholders, in line with our framework. We had settled $216 million as at 3 August 2026.

Outlook

We expect second half revenue growth to be in the range of 5.0% to 5.5%, a step-up on the first half, driven by multiple factors, including:

●	In Sports Medicine, continued momentum across segments including strong growth in REGENETEN and FASTSEAL
●	In Advanced Wound Management, stabilisation in US skin substitutes, a return to growth in SANTYL, expansion of the European launch of ALLEVYN COMPLETE CARE, the launch of next-generation LEAF, and investment behind PICO
●	In Orthopaedics, improving trajectory in US Knee Implants driven by LEGION MS and the launch of the cementless version of LANDMARK, as well as a return to growth in US Hip Implants following increased CATALYSTEM set deployment
●	An extra trading day in the fourth quarter

Consequently, we now expect to deliver full year revenue growth of around 4% (previously “around 6%”).

On a reported basis, the guidance equates to second half revenue growth to be in the range of 5.1% to 5.6% and full year revenue growth of around 5.2% based on exchange rates prevailing on 31 July 2026.

Despite the revised full year revenue guidance, we continue to expect around 8% trading profit growth excluding acquisitions (around $1.3 billion post-acquisition of Integrity Orthopaedics), around $800 million free cash flow, and more than 10% adjusted ROIC (excluding impact of Integrity Orthopaedics).

With the benefit of tariff refunds, we now anticipate the net year-on-year impact of tariffs to be broadly neutral to trading profit. The headwind from skin substitutes is expected to be towards the upper end of the previously guided $20 to $40 million range. Given the updated revenue guidance, we expect revenue leverage to be lower, offset by the $50 million step-up in forecast efficiency savings. As previously disclosed, the acquisition of Integrity Orthopaedics is expected to be marginally dilutive to trading profit in 2026, broadly neutral in 2027 and accretive from 2028.

Analyst conference call

An analyst conference call to discuss Smith+Nephew’s second quarter and first half results will be held today at 11.30am BST / 6.30am EDT, details of which are available on the Smith+Nephew website at https://www.smith-nephew.com/en/who-we-are/investors.

Forward calendar

The Q3 Trading Report will be released on 6 November 2026.

Investor contacts

Emily Heaven, Smith+Nephew	+44 (0) 7811 919437
Craig Bijou, Smith+Nephew	+1 (475) 850-8282

Media contacts
Charles Reynolds, Smith+Nephew	+44 (0) 1923 477314
Susan Gilchrist / Ayesha Bharmal, Brunswick	+44 (0) 20 7404 5959

About Smith+Nephew

Smith+Nephew is a portfolio medical technology business focused on the repair, regeneration and replacement of soft and hard tissue. We exist to restore people’s bodies and their self-belief by using technology to take the limits off living. We call this purpose ‘Life Unlimited’. Our 17,000 employees deliver this mission every day, making a difference to patients’ lives through the excellence of our product portfolio, and the invention and application of new technologies across our three global business units of Orthopaedics, Sports Medicine & ENT and Advanced Wound Management.

Founded in Hull, UK, in 1856, we now operate in around 100 countries, and generated annual sales of $6.2 billion in 2025. Smith+Nephew is a constituent of the FTSE100 (LSE:SN, NYSE:SNN). The terms ‘Group’ and ‘Smith+Nephew’ are used to refer to Smith & Nephew plc and its consolidated subsidiaries, unless the context requires otherwise.

For more information about Smith+Nephew, please visit www.smith-nephew.com and follow us on X, LinkedIn, Instagram or Facebook.

Reporting definitions

Unless otherwise specified as ‘reported’ all revenue growth throughout this document is ‘underlying’ after adjusting for the effects of currency translation and including the comparative impact of acquisitions and excluding disposals. All percentages compare to the equivalent 2025 period.

‘Underlying revenue growth’ reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’, described below. See Other Information on pages 30 to 36 for a reconciliation of underlying revenue growth to reported revenue growth.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

Certain items included in ‘trading results’, such as trading profit, trading profit margin, tax rate on trading results, trading cash flow, trading profit to cash conversion ratio, EPSA and underlying growth are non-IFRS financial measures. The non-IFRS financial measures reported in this announcement are explained in Other Information on pages 30 to 36 and are reconciled to the most directly comparable financial measures prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). Reported results represent IFRS financial measures as shown in the Unaudited Condensed Consolidated Interim Financial Statements.

Forward-looking statements

This document may contain forward-looking statements that may or may not prove accurate. For example, statements regarding expected revenue growth and trading profit margins, market trends and our product pipeline are forward-looking statements. Phrases such as "aim", "plan", "intend", "anticipate", "well-placed", "believe", "estimate", "expect", "target", "consider" and similar expressions are generally intended to identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from what is expressed or implied by the statements. For Smith+Nephew, these factors include: conflicts in Europe and the Middle East, economic and financial conditions in the markets we serve, especially those affecting healthcare providers, payers and customers; price levels for established and innovative medical devices; developments in medical technology; regulatory approvals, reimbursement decisions or other government actions; product defects or recalls or other problems with quality management systems or failure to comply with related regulations; litigation relating to patent or other claims; legal and financial compliance risks and related investigative, remedial or enforcement actions; disruption to our supply chain or operations or those of our suppliers; competition for qualified personnel; strategic actions, including acquisitions and disposals, our success in performing due diligence, valuing and integrating acquired businesses; disruption that may result from transactions or other changes we make in our business plans or organisation to adapt to market developments; relationships with healthcare professionals; reliance on information technology and cybersecurity; disruptions due to natural disasters, weather and climate change related events; changes in customer and other stakeholder sustainability expectations; changes in taxation regulations; effects of foreign exchange volatility; and numerous other matters that affect us or our markets, including those of a political, economic, business, competitive or reputational nature. Please refer to the documents that Smith+Nephew has filed with the U.S. Securities and Exchange Commission under the U.S. Securities Exchange Act of 1934, as amended, including Smith+Nephew's most recent annual report on Form 20-F, which is available on the SEC’s website at www. sec.gov, for a discussion of certain of these factors. Any forward-looking statement is based on information available to Smith+Nephew as of the date of the statement. All written or oral forward-looking statements attributable to Smith+Nephew are qualified by this caution. Smith+Nephew does not undertake any obligation to update or revise any forward-looking statement to reflect any change in circumstances or in Smith+Nephew's expectations.

◊ Trademark of Smith+Nephew. Certain marks registered in US Patent and Trademark Office.

Consolidated revenue analysis for the first half

	27 June	28 June	Reported	Underlying	Acquisitions	Currency
	2026	2025	growth	growth	/disposals	impact
Consolidated revenue by business unit by product	$m	$m	%	%	%	%
Sports Medicine & ENT	1,017	923	10.2	7.7	-	2.5
Sports Medicine Joint Repair	574	509	12.8	10.3	-	2.5
Arthroscopic Enabling Technologies	340	307	10.7	7.8	-	2.9
ENT (Ear, Nose and Throat)	103	107	(3.6)	(5.4)	-	1.8

Advanced Wound Management	867	845	2.6	(0.1)	-	2.7
Advanced Wound Care	398	366	8.8	4.3	-	4.5
Advanced Wound Bioactives	263	285	(7.7)	(8.1)	-	0.4
Advanced Wound Devices	206	194	6.2	2.8	-	3.4

Orthopaedics	1,213	1,193	1.7	(0.1)	-	1.8
Knee Implants	492	501	(1.8)	(3.6)	-	1.8
Hip Implants	326	313	4.3	2.3	-	2.0
Other Reconstruction	68	64	5.3	3.1	-	2.2
Trauma & Extremities	327	315	4.0	2.4	-	1.6

Total	3,097	2,961	4.6	2.3	-	2.3

Consolidated revenue by geography
US	1,591	1,586	0.4	0.3	-	0.1
Other Established Markets(i)	958	897	6.7	1.4	-	5.3
Total Established Markets	2,549	2,483	2.7	0.7	-	2.0
Emerging Markets	548	478	14.8	10.6	-	4.2
Total	3,097	2,961	4.6	2.3	-	2.3

(i)	Other Established Markets are Europe, Japan, Australia, Canada and New Zealand

2026 HALF YEAR CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Unaudited Condensed Group Income Statement for the Half Year ended 27 June 2026

		27 June	28 June
		2026	2025
	Notes	$m	$m
Revenue	2	3,097	2,961
Cost of goods sold		(901)	(870)
Gross profit		2,196	2,091
Selling, general and administrative expenses		(1,598)	(1,519)
Research and development expenses		(150)	(143)
Operating profit	2	448	429
Interest income		10	15
Interest expense		(65)	(69)
Other finance costs		(18)	(12)
Share of results of associates		5	(1)
Profit before taxation		380	362
Taxation	3	(77)	(69)
Attributable profit for the periodA		303	293
Earnings per ordinary shareA
Basic		35.6	33.5
Diluted		35.2	33.3

Unaudited Condensed Group Statement of Comprehensive Income for the Half Year ended 27 June 2026

	27 June	28 June
	2026	2025
	$m	$m
Attributable profit for the periodA	303	293
Other comprehensive income
Items that will not be reclassified to income statement
Remeasurement of net retirement benefit obligations	(1)	4
Taxation on other comprehensive income	-	(2)
Total items that will not be reclassified to income statement	(1)	2

Items that may be reclassified subsequently to income statement
Cash flow hedges - forward foreign exchange contracts
Gain/(loss) arising in the period	27	(47)
Gain recycled to income statement in the period	-	(5)
Foreign currency translation of foreign operations
Exchange (loss)/gain on translation of foreign operations	(45)	261
Exchange gain/(loss) arising on hedging instruments	25	(68)
Taxation on other comprehensive income	(5)	9
Total items that may be reclassified subsequently to income statement	2	150
Other comprehensive income for the period, net of taxation	1	152
Total comprehensive income for the periodA	304	445

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

Unaudited Condensed Group Balance Sheet as at 27 June 2026

		27 June	31 December	28 June
		2026	2025	2025
	Notes	$m	$m	$m
ASSETS
Non-current assets
Property, plant and equipment		1,615	1,638	1,436
Goodwill		3,236	3,108	3,111
Intangible assets		1,109	882	962
Investments in associates		126	121	7
Investments		25	30	29
Other non-current assets		197	164	49
Retirement benefit assets		66	64	70
Deferred tax assets		252	347	401
		6,626	6,354	6,065
Current assets
Inventories		2,113	2,117	2,467
Trade and other receivables		1,487	1,413	1,435
Current tax receivable		33	16	49
Cash and cash equivalents	6	754	557	676
		4,387	4,103	4,627
TOTAL ASSETS		11,013	10,457	10,692

EQUITY AND LIABILITIES
Equity attributable to owners of the Company
Share capital		175	175	175
Share premium		615	615	615
Capital redemption reserve		20	20	20
Treasury shares		(733)	(515)	(48)
Other reserves	8	(327)	(329)	(347)
Retained earnings		5,430	5,323	5,121
Total equity		5,180	5,289	5,536

Non-current liabilities
Long-term borrowings and lease liabilities	6	3,212	3,177	3,297
Retirement benefit obligations		88	84	86
Other payables		370	190	96
Provisions		72	82	94
Deferred tax liabilities		40	40	42
		3,782	3,573	3,615

Current liabilities
Bank overdrafts, borrowings, loans and lease liabilities	6	573	150	157
Trade and other payables		1,249	1,177	1,097
Provisions		68	74	58
Current tax payable		161	194	229
		2,051	1,595	1,541
Total liabilities		5,833	5,168	5,156
TOTAL EQUITY AND LIABILITIES		11,013	10,457	10,692

Unaudited Condensed Group Cash Flow Statement for the Half Year ended 27 June 2026

	27 June	28 June
	2026	2025
	$m	$m
Cash flows from operating activities
Profit before taxation	380	362
Net interest expense	55	54
Depreciation, amortisation and impairment	300	273
Loss on disposal of property, plant and equipment and software	12	11
Share-based payments expense (equity-settled)	34	21
Share of results of associates	(5)	1
Pension costs less cash paid	2	2
Increase in inventories	(6)	-
Increase in trade and other receivables	(98)	(49)
Decrease in trade and other payables and provisions	(69)	(107)
Cash generated from operations	605	568
Interest received	8	14
Interest paid	(63)	(75)
Income taxes paid	(100)	(111)
Net cash inflow from operating activities	450	396

Cash flows from investing activities
Acquisitions, net of cash acquired	(221)	(8)
Capital expenditure	(190)	(139)
Proceeds from disposal of property, plant and equipment	-	12
Net cash used in investing activities	(411)	(135)

Cash flows from financing activities
Purchase of own shares	(116)	-
Proceeds from own shares	3	1
Payment of capital element of lease liabilities	(29)	(25)
Proceeds from borrowings due within one year	23	27
Settlement of borrowings due within one year	(87)	(13)
Proceeds from borrowings due after one year	578	-
Settlement of currency swaps	(10)	(5)
Equity dividends paid	(205)	(202)
Net cash inflow/(used) in financing activities	157	(217)

Net increase in cash and cash equivalents	196	44
Cash and cash equivalents at beginning of the period	553	617
Exchange adjustments	1	12
Cash and cash equivalents at end of the periodB	750	673

B	Cash and cash equivalents at the end of the period is net of overdrafts of $4m (28 June 2025: $3m).

Unaudited Condensed Group Statement of Changes in Equity for the Half Year ended 27 June 2026

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2026	175	615	20	(515)	(329)	5,323	5,289
Attributable profit for the periodA	-	-	-	-	-	303	303
Other comprehensive incomeA	-	-	-	-	2	(1)	1
Total comprehensive income	-	-	-	-	2	302	304
Equity dividends declared and paid	-	-	-	-	-	(205)	(205)
Share-based payments recognised	-	-	-	-	-	34	34
Taxation on share-based payments	-	-	-	-	-	5	5
Purchase of own sharesC	-	-	-	(250)	-	-	(250)
Cost of shares transferred to beneficiaries	-	-	-	32	-	(29)	3
At 27 June 2026	175	615	20	(733)	(327)	5,430	5,180

			Capital
	Share	Share	redemption	Treasury	Other	Retained	Total
	capital	premium	reserve	shares	reservesC	earningsD	equity
	$m	$m	$m	$m	$m	$m	$m
At 1 January 2025	175	615	20	(66)	(497)	5,018	5,265
Attributable profit for the periodA	-	-	-	-	-	293	293
Other comprehensive incomeA	-	-	-	-	150	2	152
Total comprehensive income	-	-	-	-	150	295	445
Equity dividends declared and paid	-	-	-	-	-	(202)	(202)
Share-based payments recognised	-	-	-	-	-	21	21
Taxation on share-based payments	-	-	-	-	-	6	6
Cost of shares transferred to beneficiaries	-	-	-	18	-	(17)	1
At 28 June 2025	175	615	20	(48)	(347)	5,121	5,536

A	Attributable to the equity holders of the parent and wholly derived from continuing operations.

C Refer to Note 8 for further information.

D Within retained earnings is a non-distributable capital reserve of $2,266m (1 January 2026: $2,266m, 28 June 2025: $2,266m) which arose as a result of the Group’s reorganisation in 2008.

Notes to the Condensed Consolidated Interim Financial Statements

1.    Basis of preparation and accounting policies

Smith & Nephew plc (the ‘Company’) is a public limited company incorporated in England and Wales. In these condensed consolidated interim financial statements (‘Interim Financial Statements’), ‘Group’ means the Company and all its subsidiaries.

These Interim Financial Statements have been prepared in accordance with IAS 34 Interim Financial Reporting as adopted for use in the UK. As required by the Disclosure Guidance and Transparency Rules of the Financial Conduct Authority, these Interim Financial Statements have been prepared applying the accounting policies and presentation that were applied in the preparation of the Company’s annual accounts for the year ended 31 December 2025 which were prepared in accordance with UK-adopted International Accounting Standards. The Group has also prepared its accounts in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB) effective as at 31 December 2025. IFRS Accounting Standards as adopted in the UK differs in certain respects from IFRS Accounting Standards as issued by the IASB. However, the differences have no impact for the periods presented.

The uncertainties as to the future impact on the financial performance and cash flows of the Group as a result of the current economic environment have been considered as part of the Group’s adoption of the going concern basis for its Interim Financial Statements for the period ended 27 June 2026, in which context the Directors reviewed cash flow forecasts prepared for a period of at least 12 months from the date of approval of these Interim Financial Statements. Having carefully reviewed those forecasts, the Directors concluded that it was appropriate to adopt the going concern basis of accounting in preparing these Interim Financial Statements for the reasons set out below.

The Group has access to $750m of cash and cash equivalents (net of overdrafts) at 27 June 2026.The Group’s net debt at 27 June 2026 was $3,019m (see Note 6) with committed facilities of $4.7bn. No debt is due for repayment in the second half of 2026. A $350m US Corporate Bond and $140m of private placement debt is due for repayment in the first half of 2027. $550m of private placement debt is subject to financial covenants. The principal covenant on the private placement debt is a leverage ratio of <3.5x which is measured on a rolling 12-month basis at half year and year end. There are no financial covenants in any of the Group’s other facilities.

The Directors have considered various scenarios in assessing the impact of the economic environment on future financial performance and cash flows, including the impact of a significant global economic downturn, leading to lower healthcare spending across both public and private systems. Throughout these scenarios, which include a severe, but plausible outcome, the Group continues to have headroom on its borrowing facilities and financial covenants.

The Directors have a reasonable expectation that the Company and the Group are well placed to manage their business risks, have sufficient funds to continue to meet their liabilities as they fall due and to continue in operational existence for a period of at least 12 months from the date of the approval of these financial statements. The financial statements have therefore been prepared on a going concern basis.

Accordingly, the Directors continue to adopt the going concern basis (in accordance with the guidance ‘Guidance on the Going Concern Basis of Accounting and Related Reporting (including Solvency and Liquidity Risks)’ issued by the FRC) in preparing these financial statements.

New accounting standards effective 2026

A number of new amendments to standards are effective from 1 January 2026 but they do not have a material effect on the Group’s financial statements.

Accounting standards issued but not yet effective

A number of new standards and amendments to standards are effective for annual periods beginning after 1 January 2027 and earlier application is permitted; however, the Group has not early adopted them in preparing these Interim Financial Statements.

IFRS 18 Presentation and Disclosure in Financial Statements was issued by the IASB in April 2024. The standard is effective for annual reporting periods beginning on or after 1 January 2027, and also applies to comparative information. IFRS 18 will replace IAS 1 Presentation of Financial Statements and will have a pervasive impact on several aspects of financial statements presentation and disclosure, particularly in the Group income statement and disclosure requirements for management-defined performance measures (MPMs) within the financial statements.

The Group has commenced an assessment of the standard’s full impact. Based on the preliminary analysis, the Group anticipates that the standard will have the following potential impacts:

-	The classification of items of income and expense into categories defined in IFRS 18 will impact the presentation of the Group income statement. Whilst the standard does not impact recognition or measurement, changes in classification will impact the reported amounts for line items in the income statement. A new subtotal ‘Profit before financing and income tax’ will be included to separately present the impact of investing and financing activities. Share of results of associates will be classified in the investing category, interest income and expense in the financing category and other finance costs will be classified in the operating, investing or financing category depending on the nature of the income or expense.
-	The Group is reassessing its aggregation and disaggregation principles to ensure they comply with the enhanced guidance in IFRS 18, which aims to provide more detailed and useful information to users of the financial statements.
-	Mandatory new disclosures in relation to MPMs will be required within the financial statements.
-	Consequential presentational changes to statement of cash flows will be required and operating profit will be the new starting point for reconciling cash flows from operating activities.

The Group will apply IFRS 18 from its mandatory effective date of 1 January 2027. Comparative information for the year ending 31 December 2026 and period ending 27 June 2026 will be restated in the Interim Financial Statements for the period ending 26 June 2027 in accordance with IFRS 18.

Critical judgements and estimates

The Group prepares its consolidated financial statements in accordance with IFRS Accounting Standards as issued by the IASB and IFRS adopted in the UK, the application of which often requires judgements and estimates to be made by management when formulating the Group’s financial position and results. Under IFRS Accounting Standards, the Directors are required to adopt those accounting policies most appropriate to the Group’s circumstances for the purpose of presenting fairly the Group’s financial position, financial performance and cash flows.

Consistent with the Group’s consolidated financial statements for the year ended 31 December 2025, there are no critical accounting judgements and no key sources of estimation uncertainty that have a significant risk of resulting in a material adjustment to the carrying amounts of assets and liabilities within the next 12 months.

Climate change considerations

The impact of climate change has been considered as part of the assessment of estimates and judgements in preparing the Interim Financial Statements. The climate change scenario analyses undertaken this year in line with TCFD recommendations did not identify any material financial impact. The following considerations were made in respect of the interim financial statements:

a.	The impact of climate change on the going concern assessment;
b.	The impact of climate change on the cash flow forecasts used in the impairment assessments of non-current assets including goodwill; and
c.	The impact of climate change on the carrying value and useful economic lives of property, plant and equipment.

While there is currently no material medium term impact expected, the Group closely monitors climate-related risks given the changing nature of these risks and management consider the impact of climate change as part of the decision making process and continue to assess the impact on judgements and estimates, and on preparation of the consolidated financial statements.

2.    Business segment information

The Group’s operating structure is organised around four global business units (Sports Medicine, ENT, Advanced Wound Management and Orthopaedics) and the chief operating decision maker monitors performance, makes operating decisions and allocates resources on a global business unit basis. Business unit presidents have responsibility for upstream marketing, driving product portfolio and technology acquisition decisions, full commercial responsibility and for the implementation of their business unit strategy globally. Accordingly, the Group consists of four operating segments.

The Group has concluded that Sports Medicine and ENT meet the aggregation criteria and therefore, these operating segments have been aggregated into a single operating segment. In applying the aggregation criteria prescribed by IFRS 8 Operating Segments, management made certain judgements pertaining to the economic indicators relating to these operating segments including those relating to the similarities in the expected long-term market growth rates, the geographic and operational risks and the competitive landscape that these segments operate in. Accordingly, as described in Note 2 to the most recent annual report, the Group has concluded that there are three operating segments which are also reportable segments.

Segment revenue reconciles to statutory revenue from continuing operations as follows:

	27 June	28 June
	2026	2025
	$m	$m
Reportable segment revenue
Sports Medicine & ENT	1,017	923
Advanced Wound Management	867	845
Orthopaedics	1,213	1,193
Revenue from external customers	3,097	2,961

2a.  Disaggregation of revenue

The following table shows the disaggregation of Group revenue by product by business unit:

	27 June	28 June
Revenue by product from continuing operations	2026	2025
	$m	$m
Sports Medicine Joint Repair	574	509
Arthroscopic Enabling Technologies	340	307
ENT (Ear, Nose and Throat)	103	107
Sports Medicine & ENT	1,017	923
Advanced Wound Care	398	366
Advanced Wound Bioactives	263	285
Advanced Wound Devices	206	194
Advanced Wound Management	867	845
Knee Implants	492	501
Hip Implants	326	313
Other Reconstruction	68	64
Trauma & Extremities	327	315
Orthopaedics	1,213	1,193
Total	3,097	2,961

The following table shows the disaggregation of Group revenue by geographic market and product category. The disaggregation of revenue into the two product categories below reflects that in general the products in the Advanced Wound Management business unit are sold to wholesalers and intermediaries, while products in the other business units are sold directly to hospitals, ambulatory surgery centers and distributors. The further disaggregation of revenue by Established Markets and Emerging Markets reflects that in general our products are sold through distributors and intermediaries in the Emerging Markets while in the Established Markets, with the exception of the Advanced Wound Care and Bioactives, products are in general sold direct to hospitals and ambulatory surgery centers. The disaggregation by Established Markets and Emerging Markets also reflects their differing economic factors including volatility in growth and outlook.

	27 June 2026			28 June 2026
	Established MarketsE	Emerging Markets	Total	Established MarketsE	Emerging Markets	Total
	$m	$m	$m	$m	$m	$m
Orthopaedics, Sports Medicine & ENT	1,810	420	2,230	1,752	364	2,116
Advanced Wound Management	739	128	867	731	114	845
Total	2,549	548	3,097	2,483	478	2,961
E	Established Markets comprises US, Australia, Canada, Europe, Japan and New Zealand.

Sales are attributed to the country of destination. US revenue for the half year was $1,591m (H1 2025: $1,586m) and UK revenue for the half year was $115m (H1 2025: $114m).

No individual customer comprises more than 10% of the Group’s external sales.

2b.  Trading profit by business segment

The segment profit measure presented to the ExCo is the segment trading profit. The Group has identified the following items as those to be excluded from operating profit when arriving at segment trading profit: corporate costs; acquisition and disposal-related items; significant restructuring programmes; amortisation and impairment of acquisition intangibles; gains and losses arising from legal disputes; and other significant items.

Segment trading profit is reconciled to the statutory measure below:

	27 June	28 June
	2026	2025
	$m	$m
Segment profit
Sports Medicine & ENT	251	213
Advanced Wound Management	191	187
Orthopaedics	158	151
Segment trading profit	600	551
Corporate costs[1]	(34)	(28)
Acquisition and disposal related items	(21)	(9)
Restructuring and rationalisation expenses	(23)	(8)
Amortisation and impairment of acquisition intangibles	(87)	(83)
Legal and other	13	6
Operating profit	448	429
Interest income	10	15
Interest expense	(65)	(69)
Other finance costs	(18)	(12)
Share of results of associates	5	(1)
Profit before taxation	380	362

1	Corporate costs include centralised infrastructure costs such as compliance and group functions.

Depreciation and amortisation included in segment profit is presented below:

	27 June	28 June
	2026	2025
	$m	$m
Depreciation and amortisation
Sports Medicine & ENT	55	51
Advanced Wound Management	37	34
Orthopaedics	115	112

Acquisition and disposal related items

For the half year ended 27 June 2026, the charge included integration costs relating to the acquisition of Integrity Orthopaedics and prior year acquisitions.

For the half year ended 28 June 2025, the charge included costs of integration for prior year acquisitions.

Restructuring and rationalisation costs

For the half year ended 27 June 2026, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, integration and dual running costs.

For the half year ended 28 June 2025, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, integration and dual running costs, partially offset by gains on disposal of property, plant and equipment.

Amortisation and impairment of acquisition intangibles

For both the half years ended 27 June 2026 and 28 June 2025, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the half year ended 27 June 2026, charges relate to legal expenses for ongoing metal-on-metal hip claims. These expenses were offset by a release of $21m in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims.

For the half year ended 28 June 2025, charges relate to legal expenses for ongoing metal-on-metal hip claims. These expenses were offset by a release of $11m in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims.

3.    Taxation

Tax rate

Our reported tax for the period ended 27 June 2026 was a charge of $77m, with an effective tax rate of 20.3% (H1 2025: $69m, effective tax rate of 19.1%).

OECD BEPS 2.0 – Pillar Two

The Group estimates a Pillar Two current tax charge for the year ending 31 December 2026 of $19m (2025: $8m).

The Group is adopting the IAS12 mandatory temporary exception from the recognition and disclosure of deferred taxes arising from the jurisdictional implementation of the Pillar Two model rules.

4.    Dividends

The 2025 final dividend totaling $205m was paid on 27 May 2026. The 2026 interim dividend of 15.6 US cents per ordinary share was approved by the Board on 29 July 2026. This dividend is payable on 6 November 2026 to shareholders whose names appear on the register at the close of business on 2 October 2026. The sterling equivalent per ordinary share will be set following the record date. Shareholders may elect to receive their dividend in either Sterling or US Dollars and the last day for election will be 16 October 2026. Shareholders may participate in the dividend re-investment plan and elections must be made by 16 October 2026.

5.    Acquisitions

Half year ended 27 June 2026

On 21 January 2026, the Group completed the acquisition of 100% of the share capital of Integrity Orthopaedics Inc. (Integrity), a US-based early-stage commercial developer of Tendon Seam™, an innovative rotator cuff repair (RCR) system designed to significantly reduce re tear rates and improve patient outcomes. The acquisition represents a meaningful step in delivering Smith+Nephew’s RISE strategy to accelerate growth through strategic investment and portfolio leadership, and will be an important building block in our ambition to become the global leader in Sports Medicine.

The fair value of the consideration amounted to $390m. This comprises contingent consideration of $165m, representing the discounted value of future payments contingent upon the achievement of specified financial performance milestones in the next 3 years, and initial cash consideration of $225m adjusted for cash acquired and other liabilities assumed.

The purchase price allocation remains provisional as of the date on which the financial statements were approved by the Board, principally because of the ongoing assessment of historic tax losses recognised by Integrity prior to the acquisition. The provisional fair values of assets acquired, and liabilities assumed are set out below:

Integrity
$m
Intangible assets - technology-related	321
Inventory	1
Cash	5
Other Assets	2
Other liabilities	(7)
Trade and other payables	(1)
Net deferred tax liability	(71)
Net assets	250
Goodwill	140
Consideration	390

The goodwill represents the control premium, acquired workforce and the synergies expected to arise from integrating Integrity into the Group’s existing operations.

The technology-related intangible assets were valued using an income-based valuation approach, with key inputs including forecast revenue, profitability and discount rates over the expected life of the technology.

The contribution of Integrity Orthopaedics to the Group’s revenue and profit for the period following acquisition is not material relative to the Group’s overall performance.

The cash outflow from acquisitions in H1 2026 was $221m comprising consideration of $220m net of cash acquired of $5m relating to acquisitions in the current period, and payments of deferred and contingent consideration of $1m for acquisitions completed in prior periods.

The carrying value of goodwill increased from $3,108m at 31 December 2025 to $3,236m at 27 June 2026. The Integrity Orthopaedics acquisition during the period increased goodwill by $140m, this was partially offset by foreign exchange movements of $12m.

Year ended 31 December 2025

No acquisitions were completed in 2025.

The cash outflow from acquisitions in H1 2025 comprises payments of deferred and contingent consideration of $8m for acquisitions completed in prior periods.

6.	Net debt

Net debt as at 27 June 2026 is outlined below. The repayment of lease liabilities is included in cash flows from financing activities in the cash flow statement.

	27 June	31 December	28 June
	2026	2025	2025
	$m	$m	$m
Bank overdrafts, borrowings and loans - current	508	83	18
Corporate bond[1]	2,670	2,478	2,603
Private placement notes	410	550	625
Borrowings	3,588	3,111	3,246
Cash and cash equivalents[2]	(754)	(557)	(676)
Asset balance on derivatives - interest rate swaps	(12)	(11)	(31)
Net debt excluding lease liabilities	2,822	2,543	2,539
Non-current lease liabilities	132	149	144
Current lease liabilities	65	67	64
Net debt	3,019	2,759	2,747

1 Corporate bond includes fair value adjustment relating to interest swaps.

2 In H1 2026, cash and cash equivalents include cash at bank of $504m (31 December 2025: $457m, 28 June 2025: $476m) and cash equivalents of $250m (31 December 2025: $100m, 28 June 2025: $200m).

No debt is due for repayment in the second half of 2026. A $350m US Corporate Bond and $140m of private placement debt is due for repayment in the first half of 2027.

In June 2026, the Group issued a corporate bond of €500m (before expenses and underwriting discounts) bearing an interest rate of 4.25% repayable in 2038. Part of the Group’s net investment in its Euro subsidiaries is hedged by the two EUR Corporate Bonds of €500m each issued in 2022 and 2026 which mitigates the foreign currency risk arising from the subsidiaries’ net assets. The €500m Bond issued in 2026 has been designated as a hedging instrument for the changes in the value of the net investment that is attributable to changes in the EUR/USD spot rate.

The Group may, at any time and from time to time, seek to retire, repay or repurchase its outstanding debt, including through cash tender offers, open-market repurchases, privately negotiated transactions or otherwise. Any such transactions, if undertaken, would be on terms and at prices determined by the Group and would depend on prevailing market conditions, liquidity requirements, contractual restrictions and other relevant factors.

The Company is subject to financial covenants under its private placement agreements. The principal covenant on the private placement debt is a leverage ratio of <3.5 which is measured on a rolling 12-month basis at half year and year end using net debt excluding lease liabilities as set out below. The financial covenants are tested at the end of each half year for the 12 months ending on the last day of the testing period. As of 27 June 2026, the Company was in compliance with these covenants. The facilities are also subject to customary events of default, none of which are currently anticipated to occur. As the measure included in the financial covenants represents net debt excluding lease liabilities, the Group also presents the net debt position to provide a complete and comprehensive view of its financial position.

7a.   Financial instruments

The following table shows the carrying amounts and fair values of financial assets and financial liabilities, including their levels in the fair value hierarchy.

	Carrying amount			Fair value
	27 June	31 December	28 June	27 June	31 December	28 June
	2026	2025	2025	2026	2025	2025	Fair value
	$m	$m	$m	$m	$m	$m	level
Financial assets measured at fair value
Forward foreign exchange contracts	54	33	2	54	33	2	Level 2
Investments	25	30	29	25	30	29	Level 1 & 3
Investments relating to deferred compensation arrangements	120	106	-	120	106	-	Level 1
Interest rate swaps	15	11	31	15	11	31	Level 2
Currency swaps	1	2	-	1	2	-	Level 2
	215	182	62	215	182	62
Financial assets not measured at fair value
Trade and other receivables	1,354	1,278	1,296
Cash and cash equivalents	754	557	676
	2,108	1,835	1,972
Total financial assets	2,323	2,017	2,034

Financial liabilities measured at fair value
Acquisition consideration - contingent	(286)	(107)	(89)	(286)	(107)	(89)	Level 3
Forward foreign exchange contracts	(8)	(15)	(36)	(8)	(15)	(36)	Level 2
Interest rate swaps	(3)	-	-	(3)	-	-	Level 2
Currency swaps	(1)	(2)	-	(1)	(2)	-	Level 2
	(298)	(124)	(125)	(298)	(124)	(125)
Financial liabilities not measured at fair value
Acquisition consideration - deferred	-	-	(9)
Bank overdrafts and loans	(19)	(8)	(17)
Corporate bond not in a hedge relationship	(1,395)	(1,394)	(1,493)
Corporate bond in a hedge relationship	(1,624)	(1,084)	(1,110)
Private placement debt not in a hedge relationship	(550)	(625)	(625)
Trade and other payables	(1,208)	(1,243)	(1,060)
	(4,796)	(4,354)	(4,314)
Total financial liabilities	(5,094)	(4,478)	(4,439)

The following table shows the book value and market value of corporate bonds and private placement debt.

	27 June 2026		31 December 2025		28 June 2025
	Book	Market	Book	Market	Book	Market
	value	value	value	value	value	value
	$ million	$ million	$ million	$ million	$ million	$ million
2030 USD corporate bond	897	802	897	810	996	875
2034 USD corporate bond	635	659	641	672	648	659
2027 USD corporate bond	349	351	349	354	348	354
2029 EUR corporate bond	571	594	591	617	611	623
2038 EUR corporate bond	567	580	-	-	-	-
Private placement debt	550	516	625	594	625	589

In January 2026, the Group transferred an investment with a fair value of $20m from Level 3 to Level 1 following the expiration of a value protection arrangement, after which the fair value was determined by reference to quoted market prices. There were no transfers between Levels 1 and 2 during the period. There were no transfers between Levels 1, 2 and 3 during the year ended 31 December 2025. For cash and cash equivalents, short-term loans and receivables, overdrafts and other short-term liabilities which have a maturity of less than three months, the book values approximate the fair values because of their short-term nature.

Long-term borrowings are measured in the balance sheet at amortised cost. The corporate bonds issued in October 2020, October 2022, March 2024 and June 2026 are publicly listed and a market price is available. The Group’s other long-term borrowings are not quoted publicly, their fair values are estimated by discounting future contractual cash flows to net present values at the current market interest rates available to the Group for similar financial instruments as at the year end. The fair value of the private placement notes is determined using a discounted cash flow model based on prevailing market rates.

Fair value of investments relating to deferred compensation arrangements is determined using unadjusted quoted market prices, and accordingly these investments are classified as Level 1 within the fair value hierarchy. The fair value of forward exchange contracts is calculated by reference to quoted market forward exchange rates for contracts with similar maturity profiles. The fair value of interest rate swaps is determined by reference to quoted market interest rates. The fair value of currency swaps is determined by reference to quoted market spot rates. As a result, foreign forward exchange contracts, interest rate swaps and currency swaps are classified as Level 2 within the fair value hierarchy.

The fair value of contingent acquisition consideration is estimated using a discounted cash flow model. The valuation model considers the present value of expected payment, discounted using a risk-adjusted discount rate. The expected payment is determined by considering the possible scenarios, which relate to the achievement of established milestones and targets, the amount to be paid under each scenario and the probability of each scenario. As a result, contingent acquisition consideration is classified as Level 3 within the fair value hierarchy.

Fair value of quoted investments is determined using unadjusted quoted market prices, and accordingly these investments are classified as Level 1 within the fair value hierarchy. The fair value of unquoted investments is based upon third party pricing models for share issues. As a result, unquoted investments are considered Level 3 in the fair value hierarchy. The movements in the half year ended 27 June 2026 and the year ended 31 December 2025 for financial instruments measured using Level 3 valuation methods are presented below:

	27 June	31 December
	2026	2025
	$m	$m
Investments
At 1 January	30	9
Transferred to Level 1	(20)	-
Additions	2	2
Transferred from receivables	-	18
Fair value remeasurement	-	1
	12	30

Contingent acquisition consideration liability
At 1 January	(107)	(84)
Arising on acquisitions	(165)	-
Payments	1	6
Remeasurements	(15)	(29)
	(286)	(107)

7b.  Retirement benefit obligations

The discount rates applied to the defined benefit pension liabilities of the UK, Germany and Switzerland pension plans are determined based on the yield on bonds that have a credit rating of AA denominated in the currency in which the benefits are expected to be paid with a maturity profile approximately the same as the obligations.

Since 31 December 2025, the discount rate for UK has increased by 50 basis points to 6.0%, the discount rate for Germany has increased by 20 basis points to 4.6% and the discount rate for Switzerland has decreased by 5 basis points to 1.15%.

A remeasurement loss of $1m was recognised in Other Comprehensive Income (OCI) during the first half of 2026, reflecting actuarial movements in the present value of the pension obligations in the UK, Germany and Switzerland.

8. Equity

Other reserves comprises gains and losses on cash flow hedges, foreign exchange differences on translation of foreign operations and net changes on fair value of trade investments. Cumulative fair value loss on trade investments within other reserves at 27 June 2026 was $11m (1 January 2026: $11m, 28 June 2025: $11m). The movement in the cash flow hedge reserve and foreign currency translation reserve is as follows:

	27 June	28 June
	2026	2025
Foreign currency translation reserve	$m	$m
At 1 January	(341)	(520)
Exchange (loss)/gain on translation of foreign operations	(45)	261
Exchange gain/(loss) arising on hedging instruments	25	(68)
	(361)	(327)

	27 June	28 June
	2026	2025
Cash flow hedge reserve	$m	$m
At 1 January	18	34
Gain/(loss) arising in the period	27	(47)
Gain recycled to income statement in the period	–	(5)
Taxation	–	9
	45	(9)

On 6 May 2026, the Group announced a $500m share buyback programme in order to return capital to shareholders. The Group purchased 9,076,588 shares under the programme for a total cost of $137m and has an obligation to purchase additional shares amounting to $113m at 27 June 2026. The total cost of $250m has been deducted from equity. Of this amount, $116m was settled during the period ended 27 June 2026. Transaction costs relating to the shares purchased were immaterial. This new buyback follows the $500m buyback completed in 2025.

9.    Exchange rates

The exchange rates used for the translation of currencies into US Dollars that have the most significant impact on the Group results were:

	27 June	31 December	28 June
	2026	2025	2025
Average rates
Sterling	1.35	1.32	1.30
Euro	1.17	1.13	1.09
Swiss Franc	1.27	1.20	1.16
Japanese Yen	0.0063	0.0067	0.0067
Period end rates
Sterling	1.32	1.35	1.37
Euro	1.14	1.17	1.17
Swiss Franc	1.24	1.26	1.26
Japanese Yen	0.0062	0.0064	0.0069

10. Contingencies

The Company and its subsidiaries are party to various legal proceedings, some of which include claims for substantial damages. The outcome of these proceedings cannot readily be foreseen, but except as described herein management believes none of them is likely to result in a material adverse effect on the financial position of the Group. The Group provides for outcomes that are deemed to be probable and can be reliably estimated. There is no assurance that losses will not exceed provisions or will not have a significant impact on the Group’s results of operations in the period in which they are realized.

11.Subsequent events

There have been no events between the balance sheet date, and the date on which the financial statements were approved by the Board, which would require adjustment to the financial statements or any additional disclosures.

12.Principal risks and uncertainties

The principal risks and uncertainties that the Group is exposed to are consistent with those as at 31 December 2025. The principal risks and uncertainties continue to be: legal and compliance; quality and regulatory; political and economic; financial markets; pricing and reimbursement; cybersecurity; global supply chain; mergers and acquisitions; new product innovation, design and development including intellectual property; strategy and commercial execution; and talent management. Further detail on these risks can be found in the 2025 Annual Report of the Group on pages 83-94.

Directors’ Responsibilities Statement

The Directors confirm that to the best of their knowledge:

●	this set of condensed consolidated Interim Financial Statements has been prepared in accordance with IAS 34 Interim Financial Statements as adopted for use in the UK and IAS 34 Interim Financial Statements as issued by the International Accounting Standards Board; and

●	that the interim management report herein includes a fair review of the information required by:

a.   DTR 4.2.7R of the Disclosure and Transparency Rules, being an indication of important events that have occurred during the first six months of the financial year and their impact on the condensed set of financial statements; and a description of the principal risks and uncertainties for the remaining six months of the year; and

b.   DTR 4.2.8R of the Disclosure and Transparency Rules, being related party transactions that have taken place in the first six months of the current financial year and that have materially affected the financial position or performance of the enterprise during that period, and any changes in the related party transactions described in the last annual report that could do so.

The Directors of Smith & Nephew plc are listed in the Smith & Nephew plc Annual Report for 31 December 2025. A list of current Directors is maintained on the Smith & Nephew plc website: www.smith-nephew.com.

The Directors are responsible for the maintenance and integrity of the Group's website. Legislation in the United Kingdom governing the preparation and dissemination of Financial Statements may differ from legislation in other jurisdictions.

By order of the Board:

Deepak Nath	Chief Executive Officer	3 August 2026
John Rogers	Chief Financial Officer	3 August 2026

INDEPENDENT REVIEW REPORT TO SMITH & NEPHEW PLC

Conclusion

We have been engaged by the company to review the condensed set of financial statements in the interim financial report for the half-year ended 27 June 2026 which comprises the Condensed Group Income Statement, the Condensed Group Statement of Comprehensive Income, the Condensed Group Balance Sheet, the Condensed Group Cash Flow Statement, the Group Statement of Changes in Equity and related notes 1 to 12.

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the interim financial report for the half-year ended 27 June 2026 is not prepared, in all material respects, in accordance with United Kingdom adopted International Accounting Standard 34 and the Disclosure Guidance and Transparency Rules (“the DTR”) of the United Kingdom’s Financial Conduct Authority (“the UK FCA”).

Basis for Conclusion

We conducted our review in accordance with International Standard on Review Engagements (UK) 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” issued by the Financial Reporting Council for use in the United Kingdom (ISRE (UK) 2410). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with United Kingdom adopted international accounting standards. The condensed set of financial statements included in this interim financial report has been prepared in accordance with United Kingdom adopted International Accounting Standard 34, “Interim Financial Reporting”.

Conclusion Relating to Going Concern

Based on our review procedures, which are less extensive than those performed in an audit as described in the Basis for Conclusion section of this report, nothing has come to our attention to suggest that the directors have inappropriately adopted the going concern basis of accounting or that the directors have identified material uncertainties relating to going concern that are not appropriately disclosed.

This Conclusion is based on the review procedures performed in accordance with ISRE (UK) 2410; however future events or conditions may cause the entity to cease to continue as a going concern.

Responsibilities of the directors

The directors are responsible for preparing the interim financial report in accordance with the DTR of the UK FCA.

In preparing the interim financial report, the directors are responsible for assessing the group’s ability to continue as a going concern, disclosing as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the company or to cease operations, or have no realistic alternative but to do so.

Auditor’s Responsibilities for the review of the financial information

In reviewing the interim financial report, we are responsible for expressing to the company a conclusion on the condensed set of financial statements in the interim financial report. Our Conclusion, including our Conclusion Relating to Going Concern, are based on procedures that are less extensive than audit procedures, as described in the Basis for Conclusion paragraph of this report.

Use of our report

This report is made solely to the company in accordance with ISRE (UK) 2410. Our work has been undertaken so that we might state to the company those matters we are required to state to it in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.

Deloitte LLP

Statutory Auditor

London, United Kingdom

3 August 2026

Other information

These Interim Financial Statements include financial measures that are not prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB). This additional information presented is not uniformly defined by all companies including those in the Group’s industry. Accordingly, it may not be comparable with similarly titled measures and disclosures by other companies. Additionally, certain information presented is derived from amounts calculated in accordance with IFRS Accounting Standards but is not itself a measure defined under IFRS Accounting Standards. Such measures should not be viewed in isolation or as an alternative to the equivalent GAAP measure. The non-IFRS measures discussed in this document are set out below.

Performance measures
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Underlying revenue growth	Underlying revenue growth is used to compare revenue in a given year to the previous year on a like-for-like basis. This measure is used by both management and the investor community.

Underlying revenue growth reconciles to reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS Accounting Standards, by making two adjustments, the ‘constant currency exchange effect’ and the ‘acquisitions and disposals effect’.

The ‘constant currency exchange effect’ is a measure of the increase/decrease in revenue resulting from currency movements on non-US Dollar sales and is measured as the difference between: 1) the increase/decrease in the current year revenue translated into US Dollars at the current year average exchange rate and the prior year revenue translated at the prior year rate; and 2) the increase/decrease being measured by translating current and prior year revenues into US Dollars using the same exchange rate.

The ‘acquisitions and disposals effect’ is the measure of the impact on revenue from newly acquired material business combinations and recent material business disposals. This is calculated by comparing the current year, constant currency actual revenue (which includes acquisitions and excludes disposals from the relevant date of completion) with prior year, constant currency actual revenue, adjusted to include the results of acquisitions and exclude disposals for the commensurate period in the prior year. These sales are separately tracked in the Group’s internal reporting systems and are readily identifiable.

			Revenue growth	34
Average daily sales

Average daily sales is used to assess underlying revenue growth by removing the effect of different trading days between periods. This is a key metric used by management to assess the performance of the Group.

Average daily sales is calculated by dividing revenue at a constant exchange rate by the number of trading days in a given period. Trading days refer to the days on which the Group generates its revenue.

			Revenue	n/a

Performance measures (continued)
Trading profit	Trading profit is used in conjunction with operating profit to assess the performance and profitability of the Group. It is a key internal and external metric used by the investor community to assess our performance. It is our segment performance measure in accordance with IFRS 8 Operating Segments.	Trading profit is operating profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded.	Operating profit	34
Trading profit margin	This measure is used to assess the performance and profitability of the Group. It is a key external metric used by the investor community to assess our performance.	Trading profit margin is trading profit divided by revenue.	Operating profit margin	34
Trading profit before tax	Trading profit before tax is used in conjunction with profit before tax to assess performance and profitability of the Group. This measure is intended to enable the users to assess the performance of the Group by excluding items that impact the short-term profitability of the Group.	Trading profit before tax is profit before tax excluding impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded.	Profit before tax	34
Trading taxation	Trading taxation is used in conjunction with taxation to assess taxation that corresponds to trading profit before tax. This metric is used by both management and the investor community.	Trading taxation is taxation excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded.	Taxation	34
Trading attributable profit	This metric is used in the calculation of adjusted basic earnings per share.	Trading attributable profit is attributable profit excluding the impact of acquisition and disposal related items arising in connection with business combinations, including amortisation of acquisition intangible assets, impairments and integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s profitability on a short-term or one-off basis are excluded.	Attributable profit	34
Adjusted earnings per share (‘EPSA’)	EPSA is a trend measure. The Group presents this measure to assist investors in their understanding of trends.	Adjusted earnings per share is trading attributable profit divided by the weighted average number of shares outstanding. This is the same denominator used when calculating basic earnings per share.	Basic earnings per share	34

Performance measures (continued)
Trading cash flow	Trading cash flow is used in conjunction with cash generated from operations to assess the conversion of trading profit into cash. It is key external metric used by the investor community and is a key performance measure for management.

Trading cash flow is cash generated from operations excluding the impact of acquisition and disposal related items arising in connection with business combinations, including integration costs; restructuring events; and gains and losses resulting from legal disputes and uninsured losses. In addition to these items, gains and losses that materially impact the Group’s cash flows on a short-term or one-off basis are excluded. Trading cash flow includes payment of capital element of lease liabilities, proceeds from disposal of property, plant and equipment and capital expenditure as presented in the Group cash flow statement.

			Cash generated from operations	34
Trading cash conversion	This measure is used to assess the conversion of trading profit into cash. It is a key external metric used by the investor community and is a key performance measure for management.	Trading cash conversion is trading cash flow divided by trading profit.	Cash generated from operations	34

Other measures
Non-IFRS measure	Purpose	Definition	Closest equivalent IFRS measure	Reconciled on
Free cash flow	Free cash flow is a measure of the cash generated for the Group to use after capital expenditure according to its Capital Allocation Framework. This metric is used by both management and investor community.	Free cash flow is net cash inflow from operating activities less capital expenditure, proceeds from disposal of property, plant and equipment and payment of lease liabilities.	Net cash inflow from operating activities	35
Adjusted EBITDA	Adjusted EBITDA is used in the calculation of adjusted leverage ratio.	Adjusted EBITDA is attributable profit excluding taxation, share of results of associates, other finance costs, interest expense, interest income, acquisition and disposal related items, restructuring and rationalisation costs, amortisation and impairment of acquisition intangibles, legal and other costs, depreciation and impairment of property, plant and equipment and amortisation and impairment of other intangible assets.	Attributable profit	36
Adjusted leverage ratio	Adjusted leverage ratio is used in the calculation relating to debt covenants.	We calculate adjusted leverage ratio by dividing net debt by adjusted EBITDA. Net debt is defined as total borrowings less cash and cash equivalents in the statement of financial position. Total borrowings include bank overdrafts, borrowings, loans and lease liabilities and long-term borrowings and lease liabilities.	Leverage ratio (using IFRS measures)	36
Adjusted return on invested capital (‘Adjusted ROIC’)

Adjusted ROIC is a metric used by investor community and is a measure of the return generated on capital invested by the Group. It provides a metric for long-term value creation and encourages compounding reinvestment within the business and discipline around acquisitions with low returns and long payback. Adjusted ROIC is a key performance measure under the Performance Share Program.

		Adjusted ROIC is defined as operating profit (before amortisation and impairment of acquisition intangibles) less adjusted taxes/((opening net operating assets + closing net operating assets)/2).	Return on invested capital (‘ROIC’) (using IFRS measures)	n/a

Underlying revenue

Reported revenue growth, the most directly comparable financial measure calculated in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board (IASB), reconciles to underlying revenue growth as follows:

					Reconciling Items
	27 June	28 June	Reported	Underlying	Acquisitions	Currency
	2026	2025	growth	growth	& disposals	impact
	$m	$m	%	%	%	%
Segment revenue
Sports Medicine & ENT	1,017	923	10.2	7.7	-	2.5
Advanced Wound Management	867	845	2.6	(0.1)	-	2.7
Orthopaedics	1,213	1,193	1.7	(0.1)	-	1.8
Revenue	3,097	2,961	4.6	2.3	-	2.3

					Cash
		Profit			generated
	Operating	before		Attributable	from	Earnings
	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	¢
Half year 2026 Reported	448	380	(77)	303	605	35.6
Acquisition and disposal related items	21	35	(6)	29	20	3.6
Restructuring and rationalisation costs	23	24	(6)	18	24	2.1
Amortisation and impairment of acquisition intangibles	87	87	(19)	68	7	8.1
Legal and other[7]	(13)	(19)	5	(14)	-	(1.7)
Lease liability payments	-	-	-	-	(29)	-
Capital expenditure	-	-	-	-	(190)	-
Proceeds from disposal of property, plant and equipment	-	-	-	-	-	-
Half year 2026 Non-IFRS	566	507	(103)	404	437	47.7

					Cash
		Profit			generated
	Operating	before		Attributable	from	Earnings
	profit[1]	tax[2]	Taxation[3]	profit[4]	operations[5]	per share[6]
	$m	$m	$m	$m	$m	¢
Half year 2025 Reported	429	362	(69)	293	568	33.5
Acquisition and disposal related items	9	20	(4)	16	7	1.8
Restructuring and rationalisation costs	8	8	(2)	6	52	0.6
Amortisation and impairment of acquisition intangibles	83	83	(19)	64	-	7.3
Legal and other[7]	(6)	(4)	1	(3)	12	(0.3)
Lease liability payments	-	-	-	-	(25)	-
Capital expenditure	-	-	-	-	(139)	-
Proceeds from disposal of property, plant and equipment	-	-	-	-	12	-
Half year 2025 Non-IFRS	523	469	(93)	376	487	42.9

1	Represents a reconciliation of operating profit to trading profit.
2	Represents a reconciliation of profit before tax to trading profit before tax.
3	Represents a reconciliation of reported tax to trading tax.
4	Represents a reconciliation of reported attributable profit to trading attributable profit.
5	Represents a reconciliation of cash generated from operations to trading cash flow.
6	Represents a reconciliation of basic earnings per ordinary share to adjusted earnings per ordinary share (EPSA).
7	The ongoing funding of defined benefit pension schemes that are closed to future accrual is not included in management’s definition of trading cash flow as there is no defined benefit service cost for these schemes.

Acquisition and disposal related items

For the half year ended 27 June 2026, the charge included integration costs relating to the acquisition of Integrity Orthopaedics and prior year acquisitions.

For the half year ended 28 June 2025, the charge included costs of integration for prior year acquisitions.

Adjusted profit before tax for the half year ended 27 June 2026 and 28 June 2025 also excludes the remeasurement and discount unwind for contingent consideration.

Restructuring and rationalisation costs

For the half year ended 27 June 2026, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, integration and dual running costs.

For the half year ended 28 June 2025, these costs primarily relate to the efficiency and productivity elements of the 12-Point Plan and the Operations and Commercial Excellence programme. These costs primarily consist of severance, integration and dual running costs, partially offset by gains on disposal of property, plant and equipment.

Adjusted profit before tax for the half year ended 27 June 2026 additionally excludes restructuring costs related to the Group’s shareholding in Bioventus.

Amortisation and impairment of acquisition intangibles

For both the half years ended 27 June 2026 and 28 June 2025, charges relate to the amortisation and impairment of intangible assets acquired in material business combinations.

Legal and other

For the half year ended 27 June 2026, charges relate to legal expenses for ongoing metal-on-metal hip claims. These expenses were offset by a release of $21m in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. Trading profit before tax additionally excludes $8m gain relating to deferred compensation arrangements, partially offset by $1m of finance costs for the unwind of discount relating to the provision for metal-on-metal hip claims.

For the half year ended 28 June 2025, charges relate to legal expenses for ongoing metal-on-metal hip claims. These expenses were offset by a release of $11m in the provision that reflects the decrease in the present value of the estimated costs to resolve all other known and anticipated metal-on-metal hip claims. Trading profit before tax additionally excludes $2m of finance costs for the unwind of discount relating to the provision for metal-on-metal hip claims.

Free cash flow

A reconciliation from net cash inflow from operating activities, the most comparable IFRS measure, to free cash flow is set out below:

	27 June	28 June
	2026	2025
	$m	$m
Net cash inflow from operating activities	450	396
Capital expenditure	(190)	(139)
Payment of lease liabilities	(29)	(25)
Proceeds from disposal of property, plant and equipment	-	12
Free cash flow	231	244

Adjusted leverage ratio

The calculation of the adjusted leverage ratio is set out below. Adjusted leverage ratio is calculated using metrics similar to those used in the debt covenant calculation.

	27 June	31 December
	2026	2025
	$m	$m
Net debt	3,019	2,759

Attributable profit for the period	635	625
Taxation	162	154
Share of results of associates	(119)	(113)
Other finance costs	22	16
Interest expense	136	140
Interest income	(23)	(28)
Acquisition and disposal-related items	44	32
Restructuring and rationalisation costs	62	47
Amortisation and impairment of acquisition intangibles	180	176
Legal and other	155	162
Depreciation of property, plant and equipment	340	335
Impairment and amortisation of other intangible assets and property, plant and equipment	75	61
Adjusted EBITDA[1]	1,669	1,607
Adjusted leverage ratio[1]	1.8	1.7

1	Adjusted leverage ratio for the half year 2026 has been calculated based on adjusted EBITDA for the rolling 12 months ended 27 June 2026.

Leverage ratio (using closest equivalent IFRS measures)

The leverage ratio using closest equivalent IFRS measures is not based on measures used in the calculation of debt covenants and is not used by management internally. This measure is not used for the Company’s covenant in its private placement debt.

	27 June	31 December
	2026	2025
	$m	$m
Bank overdrafts, borrowings, loans and lease liabilities	573	150
Long-term borrowings and lease liabilities	3,212	3,177
Total borrowings	3,785	3,327

Attributable profit	635	625
Leverage ratio[1]	6.0	5.3

1	Leverage ratio for the half year 2026 has been calculated based on attributable profit for the rolling 12 months ended 27 June 2026.